Exhibit 99.1

Boqii to Announce Fiscal 2023 First Quarter Unaudited Financial Results on September 15, 2022

SHANGHAI, China, September 6, 2022 (PRNewswire) -- Boqii Holding Limited ("Boqii" or the "Company") (NYSE: BQ), a leading pet-focused platform in China, today announced that it will release its unaudited financial results for the quarter ended June 30, 2022, before the U.S. market opens on Thursday, September 15, 2022.

Boqii’s management will hold an earnings conference call to discuss the financial results at 8:00 AM on Thursday, September 15, 2022, U.S. Eastern Time (8:00 PM on Thursday, September 15, 2022, Beijing/Hong Kong Time). Please dial in 15 minutes before the conference is scheduled to begin using numbers below.

Phone Number
International	1-412-317-6061
United States	1-888-317-6003
Hong Kong	852 800-963976
Mainland China	86 4001-206115
Passcode	2677482

A replay of the conference call may be accessed by phone at the following numbers until September 22, 2022.

Phone Number
International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	5007119

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.boqii.com/.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

For investor and media inquiries, please contact:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

DLK Advisory Limited

Tel: +852-2857-7101

Email: ir@dlkadvisory.com